                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K/A

(Mark One)

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended DECEMBER 31, 1998; or

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ______________ to

         --------------

COMMISSION FILE NUMBER 001-08045

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          GenRad Choice Investment Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          GenRad, Inc.
                          7 Technology Park Drive
                          Westford, MA  01886

REQUIRED INFORMATION

In accordance with General Instruction A to Form 11-K, the plan is filing this amendment to its Form 11-K filed on March 26, 1999 to include, as Appendix 1 hereto, its financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.

EXHIBITS

23.1  Consent of PricewaterhouseCoopers LLP.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    GENRAD CHOICE INVESTMENT PLAN

                                    By:  GenRad, Inc.



Date   JUNE 29, 1999                By: /s/ WALTER A. SHEPHARD
    ------------------                 -----------------------------------------
                                    Name:  Walter A. Shephard
                                    Title: Chief Financial Officer

                                                                     Appendix 1


                         GENRAD CHOICE INVESTMENT PLAN


Financial Statements as of and for the
years ended December 31, 1998 and 1997

Additional information required for Form 5500
for the year ended December 31, 1998

                           GENRAD CHOICE INVESTMENT PLAN

                                 TABLE OF CONTENTS



                                                                     PAGE NUMBER
                                                                     -----------
REPORT OF INDEPENDENT ACCOUNTANTS                                             1

BASIC FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits                             2

  Statements of Changes in Net Assets Available for Benefits                  3

  Notes to Financial Statements                                            4-13

ADDITIONAL INFORMATION *

  Schedule I  -  Schedule of Assets Held for Investment Purposes             14

  Schedule II -  Schedule of Reportable Transactions (Transactions
                 or Series of Transactions in Excess of 5% of Plan
                 Assets)                                                     15





* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                      Report of Independent Accountants




To the Participants and Administrator of GenRad Choice Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GenRad Choice Investment Plan (the "Plan") at December 31, 1998 and 1997 and the changes in net assets available for benefits for the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PRICEWATERHOUSECOOPERS LLP
----------------------------------
    PricewaterhouseCoopers LLP


June 23, 1999

GENRAD CHOICE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                              AS OF DECEMBER 31,
                                                                     1998                            1997
                                                                 ------------                    ------------
INVESTMENTS, AT FAIR VALUE
Registered investment companies:
     Vanguard International Growth Fund                          $   1,002,036.16            $     767,647.10
     Vanguard LifeStrategy Conservative Growth Fund                     83,004.48                   17,994.25
     Vanguard LifeStrategy Growth Fund                               1,784,647.74                1,050,035.43
     Vanguard LifeStrategy Income Fund                                 108,350.55                  236,738.73
     Vanguard LifeStrategy Moderate Growth Fund                      1,149,983.10                  669,280.82
     Vanguard Prime Money Market Fund                            *   8,872,613.77            *   8,156,213.66
     Vanguard PRIMECAP Fund                                      *   3,906,733.57                2,031,366.35
     Vanguard Total Bond Market Index Fund                       *   3,070,148.44            *   2,414,999.09
     Vanguard Wellington Fund                                    *  13,310,596.18            *  12,186,318.88
     Vanguard Windsor II Fund                                    *  18,804,063.02            *  15,945,109.85
                                                                 ----------------            ----------------

                                                                    52,092,177.01               43,475,704.16
GenRad Common Stock Fund                                         *   3,627,860.83            *   6,915,724.96
Participant loans                                                    1,034,611.27                  780,264.38
                                                                 ----------------            ----------------

        TOTAL INVESTMENTS                                           56,754,649.11               51,171,693.50
                                                                 ----------------            ----------------

RECEIVABLES
Employer's contributions                                                       -                    79,197.22
Participants' contributions                                                    -                   185,182.42
Loan payments                                                                  -                    27,887.32
                                                                 ----------------            ----------------
        TOTAL RECEIVABLES                                                      -                   292,266.96
                                                                 ----------------            ----------------

NET ASSETS AVAILABLE FOR BENEFITS                                $  56,754,649.11            $  51,463,960.46
                                                                 ----------------            ----------------
                                                                 ----------------            ----------------


*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

GENRAD CHOICE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------



                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   1998                       1997
                                                                          ----------------------------------------------
ADDITIONS
Investment income:
     Interest and dividend income, investments                             $    4,298,548.51          $    3,266,591.51
     Interest income, participant loans                                            90,332.25                  54,418.88
     Net appreciation (depreciation) in fair value of investments              (1,197,921.31)              6,208,147.24
                                                                          ----------------------------------------------
                                                                                3,190,959.45               9,529,157.63
                                                                          ----------------------------------------------
Contributions:
     Employer                                                                   1,469,237.01                 977,757.15
     Participant                                                                4,348,152.50               2,963,994.12
                                                                          ----------------------------------------------
                                                                                5,817,389.51               3,941,751.27
                                                                          ----------------------------------------------

Asset transfers in                                                                537,083.20                 315,558.83
Other additions/deductions                                                         11,746.80                          -
                                                                          ----------------------------------------------
        TOTAL ADDITIONS                                                         9,557,178.96              13,786,467.73
                                                                          ----------------------------------------------

DEDUCTIONS
Payment of benefits                                                             4,242,536.65               3,518,244.14
Administrative expenses                                                            23,953.66                  30,645.00
                                                                          ----------------------------------------------
        TOTAL DEDUCTIONS                                                        4,266,490.31               3,548,889.14
                                                                          ----------------------------------------------

NET INCREASE                                                                    5,290,688.65              10,237,578.59

Net assets available for plan benefits:
     Beginning of period                                                       51,463,960.46              41,226,381.87
                                                                          ----------------------------------------------
     End of period                                                        $    56,754,649.11          $   51,463,960.46
                                                                          ----------------------------------------------
                                                                          ----------------------------------------------


The accompanying notes are an integral part of the financial statements.

GENRAD CHOICE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN


The following description of the GenRad Choice Investment Plan ("Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of the GenRad, Inc. ("Company") who have at least one month of service with the Company or any of its subsidiaries. The Plan was established on December 31, 1943 and has been amended from time to time. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by an administrative committee appointed by the Company.

CONTRIBUTIONS

Participants may contribute up to 15% of their annual compensation to the extent that the contributions comply with Internal Revenue Code ("IRC") limitations. These contributions are not subject to federal income taxes until withdrawn, in accordance with Section 401(k) of the IRC. Effective July 1, 1998, the Company matches 50% of employee contributions, up to a maximum of 10% of compensation paid. Prior to this date, the Company matched 50% of employee contributions, up to a maximum of 6% of compensation paid. The Plan also includes a profit-sharing component, whereby the Company may make a contribution from its consolidated current or accumulated earnings in an amount determined by the Board of Directors on or before the last day of the Company's fiscal year. No profit-sharing contributions were made during 1998 or 1997.

PARTICIPANT ACCOUNTS

A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Administrative expenses are charged to each participant's account on a quarterly basis totaling $20 annually.

VESTING

Participants who were employees on or prior to December 31, 1995 are fully vested in all Company and employee voluntary contributions plus actual earnings thereon upon entering the Plan. Participants who became employees subsequent to December 31, 1995 are fully vested in all employee contributions and earnings thereon upon entering the Plan. Company contributions and related earnings for these participants, however, vest at a rate of 25% per year of service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) Participant loans. Loan terms can be no longer than five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the prime rate. Interest rates range from six to nine percent. Principal and interest is paid ratably through monthly payroll deductions.

GENRAD CHOICE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PAYMENT OF BENEFITS

In case of a normal retirement, retirement due to permanent disability or termination of employment, participants may elect to receive the value of their vested account balance in a lump sum, in accordance with the provisions of the Plan. In the event that a participant dies before retirement, the beneficiary will receive the value of the participant's vested account balance in a lump-sum distribution, less the value of outstanding loans made to the participant. Participants qualifying for a hardship withdrawal may receive all or a portion of their contributions, plus investment return earned thereon, but not more than the amount necessary to meet the financial hardship.

FORFEITED ACCOUNTS

At December 31, 1998, forfeited nonvested accounts totaled $53,500. These accounts will be used to reduce future employer contributions. In 1998, employer contributions were not reduced by any amounts from forfeited nonvested accounts.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

INVESTMENT OPTIONS

During the plan years ending December 31, 1998 and 1997, participants were able to allocate their contributions among the following investment options:

         VANGUARD INTERNATIONAL GROWTH FUND: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

         VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND: Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

         VANGUARD LIFESTRATEGY GROWTH FUND: Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

         VANGUARD LIFESTRATEGY INCOME FUND: Seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments.

         VANGUARD LIFESTRATEGY MODERATE GROWTH FUND: Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

GENRAD CHOICE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         VANGUARD PRIME MONEY MARKET FUND: Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government, and federal agencies.

         VANGUARD PRIMECAP FUND: Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

         VANGUARD TOTAL BOND MARKET INDEX FUND: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

         VANGUARD WELLINGTON FUND: Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

         VANGUARD WINDSOR II FUND: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

         GENRAD COMMON STOCK FUND: Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

GENRAD CHOICE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

RECLASSIFICATION

Certain amounts in the 1997 financial statements have been reclassified to conform to the current year presentation.


NOTE 3 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for Plan assets. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. During the year the Plan had purchases of $1,383,940 and sales of $1,752,328 of Company stock.

NOTE 4 - PLAN EXPENSES

The Company pays a portion of the expenses for services necessary for the administration of the Plan.


NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 3, 1995, that the plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GENRAD CHOICE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1998 is as follows:

                                                                                                                PARTICIPANT DIRECTED
                                                          --------------------------------------------------------------------------
                                                           VANGUARD INTERNATIONAL    VANGUARD LIFE STRATEGY   VANGUARD LIFE STRATEGY
                                                                      GROWTH FUND  CONSERVATIVE GROWTH FUND              GROWTH FUND
                                                          --------------------------------------------------------------------------
ADDITIONS
Investment income:
    Interest and dividend income, investments                 $     19,718.86          $      3,259.31         $     59,678.14
    Interest income, participant loans                                     -                        -                       -
    Net realized gain (loss) on sale of investments                 15,043.11                   201.05               16,510.05
    Net unrealized apprec. (deprec.) of investments                 93,565.07                 3,419.03              200,626.84
                                                          --------------------------------------------------------------------------
                                                                   128,327.04                 6,879.39              276,815.03
                                                          --------------------------------------------------------------------------
Contributions:
    Employer                                                        55,372.16                12,359.06              175,147.21
    Participant                                                    156,656.28                30,983.10              456,071.56
    Participant loan repayments                                      6,016.36                        -               38,954.35
                                                          --------------------------------------------------------------------------
                                                                   218,044.80                43,342.16              670,173.12
                                                          --------------------------------------------------------------------------

Asset transfers in                                                  14,868.93                        -                  900.98
Other additions/deductions                                           3,296.18                    74.49                  353.39
                                                          --------------------------------------------------------------------------
       TOTAL ADDITIONS                                             364,536.95                50,296.04              948,242.52
                                                          --------------------------------------------------------------------------
DEDUCTIONS
Payment of benefits                                                  9,029.66                   380.72              160,786.69
Participant loan withdrawals                                        19,035.76                 8,000.00               31,014.57
Administrative expenses                                                623.55                   156.95                2,354.50
                                                          --------------------------------------------------------------------------
       TOTAL DEDUCTIONS                                             28,688.97                 8,537.67              194,155.76
                                                          --------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers               335,847.98                41,758.37              754,086.76
Interfund transfers                                               (114,041.92)               21,900.88              (57,274.56)
                                                          --------------------------------------------------------------------------
NET INCREASE (DECREASE)                                            221,806.06                63,659.25              696,812.20
Net assets available for plan benefits:
    Beginning of period                                            780,230.10                19,345.23            1,087,835.54
                                                          --------------------------------------------------------------------------
    End of period                                            $   1,002,036.16           $    83,004.48        $   1,784,647.74
                                                          --------------------------------------------------------------------------
                                                          --------------------------------------------------------------------------


                                                          ----------------------------------------------
                                                              VANGUARD LIFE STRATEGY            VANGUARD
                                                                         INCOME FUND       LIFE STRATEGY
                                                                                         MODERATE GROWTH
                                                                                                    FUND
                                                          ----------------------------------------------
ADDITIONS
Investment income:
    Interest and dividend income, investments                  $     9,456.68         $     47,353.63
    Interest income, participant loans                                     -                       -
    Net realized gain (loss) on sale of investments                  7,503.67                8,822.98
    Net unrealized apprec. (deprec.) of investments                  4,795.96              104,876.25
                                                          --------------------------------------------
                                                                    21,756.31              161,052.86
                                                          --------------------------------------------
Contributions:
    Employer                                                         2,014.11               72,438.52
    Participant                                                      4,697.67              345,174.53
    Participant loan repayments                                             -                5,203.35
                                                          --------------------------------------------
                                                                     6,711.78              422,816.40
                                                          --------------------------------------------

Asset transfers in                                                          -                       -
Other additions/deductions                                                  -                  621.68
                                                          --------------------------------------------
       TOTAL ADDITIONS                                              28,468.09              584,490.94
                                                          --------------------------------------------
Deductions
Payment of benefits                                                  2,989.57               43,448.61
Participant loan withdrawals                                                -               65,308.82
Administrative expenses                                                     -                  918.85
                                                          --------------------------------------------
       TOTAL DEDUCTIONS                                              2,989.57              109,676.28
                                                          --------------------------------------------

Net increase (decrease) prior to interfund transfers                25,478.52              474,814.66
Interfund transfers                                               (155,002.50)              (6,043.07)
                                                          --------------------------------------------
NET INCREASE (DECREASE)                                           (129,523.98)             468,771.59
Net assets available for plan benefits:
    Beginning of period                                            237,874.53              681,211.51
                                                          --------------------------------------------
    End of period                                             $    108,350.55        $   1,149,983.10
                                                          --------------------------------------------
                                                          --------------------------------------------

GENRAD CHOICE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 6 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1998 is as follows (Continued):

                                                                                                          PARTICIPANT DIRECTED
                                                         ------------------------------------------------------------------------
                                                          VANGUARD PRIME MONEY    VANGUARD PRIMECAP         VANGUARD TOTAL BOND
                                                                   MARKET FUND                 FUND           MARKET INDEX FUND
                                                         ------------------------------------------------------------------------
ADDITIONS
Investment income:
    Interest and dividend income, investments             $    454,444.46          $    144,046.91         $    174,250.72
    Interest income, participant loans
                                                                        -                        -                       -
    Net realized gain (loss) on sale of investments
                                                                        -                20,053.38                1,370.86
    Net unrealized apprec. (deprec.) of investments
                                                                        -               522,405.77               39,809.83
                                                         ------------------------------------------------------------------------
                                                               454,444.46               686,506.06              215,431.41
                                                         ------------------------------------------------------------------------
Contributions:
    Employer                                                   120,111.15               214,445.50               56,085.96
    Participant                                                281,480.18               749,643.81              202,134.19
    Participant loan repayments                                 70,126.93                28,574.29               18,709.90
                                                         ------------------------------------------------------------------------
                                                               471,718.26               992,663.60              276,930.05
                                                         ------------------------------------------------------------------------
Asset transfers in                                              65,379.27               157,289.29                3,199.94
Other additions/deductions                                       2,444.22                 3,070.37                  920.91
                                                         ------------------------------------------------------------------------
       TOTAL ADDITIONS                                         993,986.21             1,839,529.32              496,482.31
                                                         ------------------------------------------------------------------------
DEDUCTIONS
Payment of benefits                                            915,685.44               180,584.24              129,397.19
Participant loan withdrawals                                    45,762.96                23,341.13               44,496.64
Administrative expenses                                          4,037.20                 2,486.87                  889.78
                                                         ------------------------------------------------------------------------
       TOTAL DEDUCTIONS                                        965,485.60               206,412.24              174,783.61
                                                         ------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers            28,500.61             1,633,117.08              321,698.70
Interfund transfers                                            659,066.72               214,611.59              321,209.74
                                                         ------------------------------------------------------------------------
NET INCREASE (DECREASE)                                        687,567.33             1,847,728.67              642,908.44
Net assets available for plan benefits:
    Beginning of period                                      8,185,046.44             2,059,004.90            2,427,240.00
                                                         ------------------------------------------------------------------------
    End of period                                        $   8,872,613.77         $   3,906,733.57        $   3,070,148.44
                                                         ------------------------------------------------------------------------
                                                         ------------------------------------------------------------------------

                                                         -------------------------------------------
                                                         VANGUARD WELLINGTON        VANGUARD WINDSOR
                                                                        FUND                 II FUND
                                                         -------------------------------------------
ADDITIONS
Investment income:
    Interest and dividend income, investments             $   1,486,299.74        $   1,899,791.23
    Interest income, participant loans
                                                                         -                       -
    Net realized gain (loss) on sale of investments
                                                                 70,018.01              156,448.39
    Net unrealized apprec. (deprec.) of investments
                                                              (101,994.42)              548,078.40
                                                         ------------------------------------------
                                                              1,454,323.33            2,604,318.02
                                                         ------------------------------------------
Contributions:
    Employer                                                    251,583.28              407,433.67
    Participant                                                 684,936.77            1,189,738.12
    Participant loan repayments                                  91,487.41              150,507.94
                                                         ------------------------------------------
                                                              1,028,007.46            1,747,679.73
                                                         ------------------------------------------
Asset transfers in                                               71,911.49              130,641.49
Other additions/deductions                                        4,915.73                4,994.21
                                                         ------------------------------------------
       TOTAL ADDITIONS                                        2,559,158.01            4,487,633.45
                                                         ------------------------------------------
Deductions
Payment of benefits                                           1,044,020.12            1,545,046.06
Participant loan withdrawals                                    166,109.10              163,677.37
Administrative expenses                                           4,770.55                6,058.53
                                                         ------------------------------------------
       TOTAL DEDUCTIONS                                       1,214,899.77            1,714,781.96
                                                         ------------------------------------------

Net increase (decrease) prior to interfund transfers          1,344,258.24            2,772,851.49
Interfund transfers                                            (273,593.52)               1,782.60
                                                         ------------------------------------------
NET INCREASE (DECREASE)                                       1,070,664.72            2,774,634.09
Net assets available for plan benefits:
    Beginning of period                                      12,239,931.46           16,029,428.93
                                                         ------------------------------------------
    End of period                                        $   13,310,596.18        $  18,804,063.02
                                                         ------------------------------------------
                                                         ------------------------------------------

GENRAD CHOICE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 6 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1998 is as follows (Continued):

                                                                       PARTICIPANT DIRECTED
                                                          -----------------------------------------------
                                                          GENRAD COMMON STOCK
                                                                         FUND      PARTICIPANT LOANS             TOTAL
                                                          ------------------------------------------------------------------
ADDITIONS
Investment income:
    Interest and dividend income, investments             $       248.83           $              -        $   4,298,548.51
    Interest income, participant loans                                 -                  90,332.25               90,332.25
    Net realized gain (loss) on sale of investments          (313,568.04)                         -              (17,596.54)
    Net unrealized apprec. (deprec.) of investments        (2,595,907.50)                         -           (1,180,324.77)
                                                          ------------------------------------------------------------------

                                                           (2,909,226.71)                 90,332.25            3,190,959.45
                                                          -----------------------------------------------------------------
Contributions:
    Employer                                                   102,246.39                         -            1,469,237.01
    Participant                                                246,636.29                         -            4,348,152.50
    Participant loan repayments                                 27,670.35               (437,250.88)                      -
                                                          -----------------------------------------------------------------
                                                               376,553.03               (437,250.88)           5,817,389.51
                                                          -----------------------------------------------------------------
Asset transfers in                                              31,177.36                 61,714.45              537,083.20
Other additions/deductions                                      (8,944.38)                        -               11,746.80
                                                          -----------------------------------------------------------------
       TOTAL ADDITIONS                                      (2,510,440.70)              (285,204.18)           9,557,178.96
                                                          -----------------------------------------------------------------
DEDUCTIONS
Payment of benefits                                            183,973.07                 27,195.28            4,242,536.65
Participant loan withdrawals                                            -               (566,746.35)                      -
Administrative expenses                                          1,656.88                        -                23,953.66
                                                          -----------------------------------------------------------------
       TOTAL DEDUCTIONS                                        185,629.95               (539,551.07)           4,266,490.31
                                                          -----------------------------------------------------------------
Net increase (decrease) prior to interfund transfers        (2,696,070.65)               254,346.89            5,290,688.65
Interfund transfers                                           (612,615.96)                       -                        -
                                                          -----------------------------------------------------------------
NET INCREASE (DECREASE)                                     (3,308,686.61)               254,346.89            5,290,688.65
Net assets available for plan benefits:
    Beginning of period                                      6,936,547.44                780,264.38           51,463,960.46
                                                          -----------------------------------------------------------------
    End of period                                         $  3,627,860.83          $   1,034,611.27        $  56,754,649.11
                                                          -----------------------------------------------------------------
                                                          -----------------------------------------------------------------

GENRAD CHOICE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 6 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1997 is as follows:

                                                                                                               PARTICIPANT DIRECTED
                                                       -----------------------------------------------------------------------------
                                                        VANGUARD INTERNATIONAL      VANGUARD LIFE STRATEGY   VANGUARD LIFE STRATEGY
                                                                   GROWTH FUND    CONSERVATIVE GROWTH FUND              GROWTH FUND
                                                       -----------------------------------------------------------------------------
ADDITIONS
Investment income:
    Interest and dividend income, investments           $       32,978.94         $       1,140.43        $         41,236.69
    Interest income, participant loans                                 -                        -                          -
    Net realized gain on sale of investments                     6,325.45                 1,421.76                  19,445.19
    Net unrealized apprec. (deprec.) of investments            (21,788.25)                  987.97                 102,199.37
                                                       ----------------------------------------------------------------------
                                                                17,516.14                 3,550.16                 162,881.25
                                                       ----------------------------------------------------------------------
Contributions:
    Employer                                                    49,163.71                 3,455.46                  96,531.52
    Participant                                                146,353.43                 6,910.97                 352,582.06
    Participant loan repayments                                 17,599.33                       -                   35,004.39
                                                       ----------------------------------------------------------------------
                                                               213,116.47                10,366.43                 484,117.97
                                                       ----------------------------------------------------------------------
Asset transfers in                                              13,332.80                       -                    5,578.26
                                                       ----------------------------------------------------------------------
       TOTAL ADDITIONS                                         243,965.41                13,916.59                 652,577.48
                                                       ----------------------------------------------------------------------
DEDUCTIONS
Payment of benefits                                              7,119.57                39,534.60                 190,500.43
Participant loan withdrawals                                    18,485.43                       -                   34,203.48
Administrative expenses                                            538.58                    50.00                   1,563.31
                                                       ----------------------------------------------------------------------
       TOTAL DEDUCTIONS                                         26,143.58                39,584.60                 226,267.22
                                                       ----------------------------------------------------------------------
Net increase (decrease) prior to interfund transfers           217,821.83               (25,668.01)                426,310.26
Interfund transfers                                            (78,010.11)                      -                  (13,150.50)
                                                       ----------------------------------------------------------------------
NET INCREASE (DECREASE)                                        139,811.72               (25,668.01)                413,159.76
Net assets available for plan benefits:
    Beginning of period                                        640,418.38                45,013.24                 674,675.78
                                                       ----------------------------------------------------------------------
    End of period                                       $      780,230.10          $     19,345.23        $      1,087,835.54
                                                       ----------------------------------------------------------------------
                                                       -----------------------------------------------------------------------

                                                       ----------------------------------------------
                                                          VANGUARD LIFE STRATEGY             VANGUARD
                                                                     INCOME FUND        LIFE STRATEGY
                                                                                      MODERATE GROWTH
                                                                                                 FUND
                                                       ----------------------------------------------
ADDITIONS
Investment income:
    Interest and dividend income, investments            $       8,212.47         $        29,646.94
    Interest income, participant loans                                 -                          -
    Net realized gain on sale of investments                     4,139.12                   7,737.12
    Net unrealized apprec. (deprec.) of investments             (1,679.60)                 55,381.65
                                                       ----------------------------------------------
                                                                10,671.99                  92,765.71
                                                       ----------------------------------------------
Contributions:
    Employer                                                     1,760.96                  35,943.45
    Participant                                                  6,730.34                  94,605.89
    Participant loan repayments                                        -                    2,929.47
                                                       ----------------------------------------------
                                                                 8,491.30                 133,478.81
                                                       ----------------------------------------------
Asset transfers in                                                     -                   75,754.88
                                                       ----------------------------------------------
       TOTAL ADDITIONS                                          19,163.29                 301,999.40
                                                       ----------------------------------------------
DEDUCTIONS
Payment of benefits                                                    -                   23,111.95
Participant loan withdrawals                                           -                    3,500.00
Administrative expenses                                                -                      508.26
                                                       ----------------------------------------------
       TOTAL DEDUCTIONS                                                -                   27,120.21
                                                       ----------------------------------------------
Net increase (decrease) prior to interfund transfers            19,163.29                 274,879.19
Interfund transfers                                            154,994.43                 (27,081.36)
                                                       ----------------------------------------------
NET INCREASE (DECREASE)                                        174,157.72                 247,797.83
Net assets available for plan benefits:
    Beginning of period                                         63,716.81                 433,413.68
                                                       ----------------------------------------------
    End of period                                        $     237,874.53         $       681,211.51
                                                       ----------------------------------------------
                                                       ----------------------------------------------

GENRAD CHOICE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 6 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1997 is as follows (Continued):

                                                                                                          PARTICIPANT DIRECTED
                                                          ------------------------------------------------------------------------
                                                           VANGUARD PRIME MONEY    VANGUARD PRIMECAP         VANGUARD TOTAL BOND
                                                                    MARKET FUND                 FUND           MARKET INDEX FUND
                                                          ------------------------------------------------------------------------
ADDITIONS
Investment income:
    Interest and dividend income, investments              $     440,116.06          $     73,493.18          $   150,091.06
    Interest income, participant loans                                   -                        -                       -
    Net realized gain on sale of investments                             -                 43,577.83                4,005.08
    Net unrealized apprec. (deprec.) of investments                      -                361,725.21               58,177.22
                                                          ------------------------------------------------------------------------
                                                                 440,116.06               478,796.22              212,273.36
                                                          ------------------------------------------------------------------------
Contributions:
    Employer                                                     104,986.40                99,751.75               48,568.56
    Participant                                                  298,605.10               325,857.55              134,143.74
    Participant loan repayments                                   48,623.34                30,207.05               21,521.67
                                                          ------------------------------------------------------------------------
                                                                 452,214.84               455,816.35              204,233.97
                                                          ------------------------------------------------------------------------
Asset transfers in                                                57,783.69                11,697.49                6,297.36
                                                          ------------------------------------------------------------------------
       TOTAL ADDITIONS                                           950,114.59               946,310.06              422,804.69
                                                          ------------------------------------------------------------------------
DEDUCTIONS
Payment of benefits                                            1,126,178.66               208,043.24              236,520.10
Participant loan withdrawals                                      62,829.56                28,324.43               15,808.64
Administrative expenses                                           14,673.97                 1,468.25                  881.34
                                                          ------------------------------------------------------------------------
       TOTAL DEDUCTIONS                                        1,203,682.19               237,835.92              253,210.08
                                                          ------------------------------------------------------------------------

Net increase (decrease) prior to interfund transfers            (253,567.60)              708,474.14              169,594.61
Interfund transfers                                              (70,600.46)              122,269.39               20,705.41
                                                          ------------------------------------------------------------------------
NET INCREASE (DECREASE)                                         (324,168.06)              830,743.53              190,300.02
Net assets available for plan benefits:
    Beginning of period                                        8,509,214.50             1,228,261.37            2,236,939.98
                                                          ------------------------------------------------------------------------
    End of period                                          $   8,185,046.44          $  2,059,004.90         $  2,427,240.00
                                                          ------------------------------------------------------------------------
                                                          ------------------------------------------------------------------------


                                                          ----------------------------------------------
                                                            VANGUARD WELLINGTON        VANGUARD WINDSOR
                                                                           FUND                 II FUND
                                                          ----------------------------------------------
ADDITIONS
Investment income:
    Interest and dividend income, investments                  $   1,038,346.63         $  1,451,329.11
    Interest income, participant loans                                       -                       -
    Net realized gain on sale of investments                         100,923.66              210,212.55
    Net unrealized apprec. (deprec.) of investments                1,160,453.32            2,224,194.54
                                                          ----------------------------------------------
                                                                   2,299,723.61            3,885,736.20
                                                          ----------------------------------------------
Contributions:
    Employer                                                         193,048.07              265,211.92
    Participant                                                      558,434.02              809,695.01
    Participant loan repayments                                       72,757.51              151,239.34
                                                          ----------------------------------------------
                                                                     824,239.60            1,226,146.27
                                                          ----------------------------------------------
Asset transfers in                                                    16,085.19              103,737.52
                                                          ----------------------------------------------
       TOTAL ADDITIONS                                             3,140,048.40            5,215,619.99
                                                          ----------------------------------------------
DEDUCTIONS
Payment of benefits                                                  615,716.22              837,834.05
Participant loan withdrawals                                          92,056.93              216,351.97
Administrative expenses                                                4,256.33                5,009.89
                                                          ----------------------------------------------
       TOTAL DEDUCTIONS                                              712,029.48            1,059,195.91
                                                          ----------------------------------------------

Net increase (decrease) prior to interfund transfers               2,428,018.92            4,156,424.08
Interfund transfers                                                 (102,009.93)            (106,039.29)
                                                          ----------------------------------------------
NET INCREASE (DECREASE)                                            2,326,008.99            4,050,384.79
Net assets available for plan benefits:
    Beginning of period                                            9,913,922.47           11,979,044.14
                                                          ----------------------------------------------
    End of period                                              $  12,239,931.46        $  16,029,428.93
                                                          ----------------------------------------------
                                                          ----------------------------------------------

GENRAD CHOICE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 6 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

The allocation of changes in net assets available for plan benefits for the year ended DECEMBER 31, 1997 is as follows (Continued):

                                                                      PARTICIPANT DIRECTED
                                                          ------------------------------------------
                                                          GENRAD COMMON STOCK
                                                                        FUND      PARTICIPANT LOANS                   TOTAL
                                                          ------------------------------------------------------------------
ADDITIONS
Investment income:
    Interest and dividend income, investments              $             -          $             -         $  3,266,591.51
    Interest income, participant loans                                   -                54,418.88               54,418.88
    Net realized gain on sale of investments                     112,388.63                       -              510,176.39
    Net unrealized apprec. (deprec.) of investments            1,758,319.42                       -            5,697,970.85
                                                          ------------------------------------------------------------------
                                                               1,870,708.05               54,418.88            9,529,157.63
                                                          ------------------------------------------------------------------
Contributions:
    Employer                                                      79,335.35                       -              977,757.15
    Participant                                                  230,076.01                       -            2,963,994.12
    Participant loan repayments                                   42,065.39             (421,947.49)                       -
                                                          ------------------------------------------------------------------
                                                                 351,476.75             (421,947.49)            3,941,751.27
                                                          ------------------------------------------------------------------
Asset transfers in                                                 2,881.69               22,409.95               315,558.83
                                                          ------------------------------------------------------------------
       TOTAL ADDITIONS                                         2,225,066.49             (345,118.66)           13,786,467.73
                                                          ------------------------------------------------------------------
DEDUCTIONS
Payment of benefits                                              145,837.95               87,847.37             3,518,244.14
Participant loan withdrawals                                             -              (471,560.44)                       -
Administrative expenses                                            1,695.07                       -                30,645.00
                                                          ------------------------------------------------------------------
       TOTAL DEDUCTIONS                                          147,533.02             (383,713.07)            3,548,889.14
                                                          ------------------------------------------------------------------
Net increase (decrease) prior to interfund transfers           2,077,533.47               38,594.41            10,237,578.59
Interfund transfers                                               98,922.42                       -                        -
                                                          ------------------------------------------------------------------
NET INCREASE (DECREASE)                                        2,176,455.89               38,594.41            10,237,578.59
Net assets available for plan benefits:
    Beginning of period                                        4,760,091.55              741,669.97            41,226,381.87
                                                          ------------------------------------------------------------------
    End of period                                          $   6,936,547.44         $    780,264.38         $  51,463,960.46
                                                          ------------------------------------------------------------------
                                                          ------------------------------------------------------------------

                             ADDITIONAL INFORMATION
                             REQUIRED FOR FORM 5500

GENRAD CHOICE INVESTMENT PLAN                                         SCHEDULE I

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------

GenRad Choice Investment Plan, EIN 04-1360950

Attachment to Form 5500, Line 27(a):



     IDENTITY OF ISSUE                                                     INVESTMENT TYPE                     COST
------------------------------------------------------------------------------------------------------------------------------------

*    Vanguard International Growth Fund                         Registered Investment Company               $      901,551.09
*    Vanguard LifeStrategy Conservative Growth Fund             Registered Investment Company                       78,773.84
*    Vanguard LifeStrategy Growth Fund                          Registered Investment Company                    1,472,990.42
*    Vanguard LifeStrategy Income Fund                          Registered Investment Company                      102,889.62
*    Vanguard LifeStrategy Moderate Growth Fund                 Registered Investment Company                      973,258.21
*    Vanguard Prime Money Market Fund                           Registered Investment Company                    8,872,613.77
*    Vanguard PRIMECAP Fund                                     Registered Investment Company                    2,977,759.97
*    Vanguard Total Bond Market Index Fund                      Registered Investment Company                    2,992,088.87
*    Vanguard Wellington Fund                                   Registered Investment Company                   10,988,228.24
*    Vanguard Windsor II Fund                                   Registered Investment Company                   14,174,551.30
*    GenRad, Inc.                                               Common Stock                                     2,484,416.33
     GenRad Choice Investment Plan                              Participant Loans (6% - 9%)                              -
                                                                                                      ------------------------------

Total assets held for investment purposes                                                                   $   46,019,121.66
                                                                                                      ------------------------------
                                                                                                      ------------------------------



     IDENTITY OF ISSUE                                                     INVESTMENT TYPE               CURRENT VALUE
----------------------------------------------------------------------------------------------------------------------------
*    Vanguard International Growth Fund                         Registered Investment Company            $     1,002,036.16
*    Vanguard LifeStrategy Conservative Growth Fund             Registered Investment Company                     83,004.48
*    Vanguard LifeStrategy Growth Fund                          Registered Investment Company                  1,784,647.74
*    Vanguard LifeStrategy Income Fund                          Registered Investment Company                    108,350.55
*    Vanguard LifeStrategy Moderate Growth Fund                 Registered Investment Company                  1,149,983.10
*    Vanguard Prime Money Market Fund                           Registered Investment Company                  8,872,613.77
*    Vanguard PRIMECAP Fund                                     Registered Investment Company                  3,906,733.57
*    Vanguard Total Bond Market Index Fund                      Registered Investment Company                  3,070,148.44
*    Vanguard Wellington Fund                                   Registered Investment Company                 13,310,596.18
*    Vanguard Windsor II Fund                                   Registered Investment Company                 18,804,063.02
*    GenRad, Inc.                                               Common Stock                                   3,627,860.83
     GenRad Choice Investment Plan                              Participant Loans (6% - 9%)                    1,034,611.27
                                                                                                      ----------------------

Total assets held for investment purposes                                                                $    56,754,649.11
                                                                                                      ----------------------
                                                                                                      ----------------------



* Party in Interest

GENRAD CHOICE INVESTMENT PLAN                                        SCHEDULE II

SCHEDULE OF REPORTABLE TRANSACTIONS *
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

GenRad Choice Investment Plan, EIN 04-1360950

Attachment to Form 5500, Line 27(d):



 IDENTITY OF PARTY      DESCRIPTION OF ASSET (INCLUDE INTEREST
      INVOLVED          RATE AND MATURITY IN THE CASE OF A LOAN)      PURCHASE PRICE           SELLING PRICE
-------------------------------------------------------------------------------------------------------------------

The Vanguard Group       Vanguard Prime Money Market Fund            $  2,930,243.62
The Vanguard Group       Vanguard Prime Money Market Fund                                   $   2,213,843.51
The Vanguard Group       Vanguard PRIMECAP Fund                         1,959,491.19
The Vanguard Group       Vanguard PRIMECAP Fund                                                   629,164.35
The Vanguard Group       Vanguard Wellington Fund                       2,894,014.15
The Vanguard Group       Vanguard Wellington Fund                                               1,739,684.63
The Vanguard Group       Vanguard Windsor II Fund                       5,006,960.98
The Vanguard Group       Vanguard Windsor II Fund                                               2,854,400.67
The Vanguard Group       GenRad Common Stock Fund                       1,383,939.50
The Vanguard Group       GenRad Common Stock Fund                                               1,752,328.09



 IDENTITY OF PARTY      DESCRIPTION OF ASSET (INCLUDE INTEREST        HISTORICAL COST OF   CURRENT VALUE OF ASSET    HISTORICAL GAIN
      INVOLVED          RATE AND MATURITY IN THE CASE OF A LOAN)             ASSET           ON TRANSACTION DATE         (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group       Vanguard Prime Money Market Fund                                  $  2,930,243.62
The Vanguard Group       Vanguard Prime Money Market Fund            $   2,213,843.51         2,213,843.51             $         -
The Vanguard Group       Vanguard PRIMECAP Fund                                               1,959,491.19
The Vanguard Group       Vanguard PRIMECAP Fund                            551,098.11           629,164.35               78,066.24
The Vanguard Group       Vanguard Wellington Fund                                             2,894,014.15
The Vanguard Group       Vanguard Wellington Fund                        1,359,516.30         1,739,684.63              380,168.33
The Vanguard Group       Vanguard Windsor II Fund                                             5,006,960.98
The Vanguard Group       Vanguard Windsor II Fund                        2,152,436.33         2,854,400.67              701,964.34
The Vanguard Group       GenRad Common Stock Fund                                             1,383,939.50
The Vanguard Group       GenRad Common Stock Fund                        1,153,071.06         1,752,328.09              599,257.03



* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.